Mail Stop 3561

            March 17, 2006


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Amendment No. 7 to Registration Statement on Form SB-2
      Filed March 2, 2005
      File Nos. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 7 to the Form SB-2 registration statement you filed on EDGAR on March 2, 2006.

Management`s Discussion and Analysis, page 12

Plan of Operation, page 12
1. We note that in Amendment No. 4 to your registration statement, filed on November 11, 2005, you disclosed that you expected to release your film projects within the next six months. Since four of the estimated six months have elapsed, we could reasonably assume that these projects may be released shortly on or around May 11, 2006. Please advise or revise your discussion to disclose a revised estimate of when you expect to release these projects. If you determine your revised release dates will be extended for a significant length of time, please include in your response the underlying reasons that justify an extended release date.
2. We note your response to comment 3 in our letter dated January
12,
2006. Please describe further the three documentaries and reality show that you are developing, as disclosed on pages 44-45.
3. We note your response to comment 6 in our letter dated January
12,
2006.  However, please revise the following:
* In your response letter dated February 28, 2006, you state that you invested only $57,400 in the Havana Nights shows and you "are not aware of any other investments by other investors." However, in the next sentence, you state that the "entire $1,500,000 has been paid to the promoter per the agreement." Please reconcile these two statements.
* Disclose why your investment was determined to be impaired and the facts and circumstances that lead to the impairment of the investment in September.

* In the last paragraph on page 15, you state that you still have an existing contract with the Havana Nights tour. Please describe the status of the Havana Nights tour to which you are referring. If you have no plans to continue the tour, please state this in your document.
4. We reissue comment 7 in our letter dated January 12, 2006.
5. We note your response to comments 8 and 9 in our letter dated January 12, 2006. You state that you will not pursue in-house productions and or sign the licensing agreement with Ciocan Entertainment Music Group, LLC until your filmed projects are complete. However, in the last paragraph of page 16, you state that you completed the filming of these activities on May 31, 2005. Please revise or advise.
6. We note your response to comment 10 in our letter dated January 12, 2006. In the last paragraph on page 15, you state that you are seeking to present a concert of Havana Nights Club in Puerto Rico, which is a separate undertaking from the Havana Nights show in which you were previously involved in Miami. Please describe this new show, your level of participation in the show, and the facts and circumstances behind your statement that this new show is unconnected to the previous version of the Havana Nights show but uses the same name.
7. In the second paragraph on page 13, you state that you plan to develop live productions for your artists. Please revise this statement since you currently do not have any artists and you have not entered into an agreement with Ciocan Entertainment Music Group, LLC.
8. In the first paragraph on page 14, you state that you are "regularly negotiating the licensing or purchase of existing projects that are in the various stages of their lifecycle" for your filmed entertainment field. Conversely, in the last paragraph on page 14, you state that in your filmed entertainment field "you are not currently seeking any specific opportunities at this time."
Please
reconcile these statements.
9. In the third-to-last paragraph on page 14, you state that you are seeking a "major distributor," and your management "firmly believes this goal can be achieved within the next year." Please provide a basis for this statement and define "major distributor."

For the Period from December 30, 2004 (Inception) to May 31, 2005, page 16
10. We note your response to comment 12 in our letter dated
January
12, 2006. The revenue amounts you list in your response letter for the projects are inconsistent with the revenue amounts in the last paragraph on page 16. Please revise or advise.
11. We note your response to comment 13 in our letter dated
January
12, 2006. In your response, you state that you have only four work-for-hire projects, and you refer us to response 12 in you letter dated February 28, 2006. In response 12, you list your projects as corporate videos for CMKM and US Canadian Minerals. However, in the second paragraph on page 16, you describe your four work-for-hire projects as a corporate video for Kiddy, Inc., two infomercials for
Cremas del Mar Negro, and a music video for Latin Music Record
Label.
Please revise or advise.

Description of Business, page 20

Projects, page 22
12. We reissue comment 14 in our letter dated January 12, 2006.
Financial Statements, page 35

Balance Sheets, page 37
13. We note that your trade accounts receivable remains unchanged for the past six months. Please tell us why you believe it is stated at its net realizable value and is appropriately classified as a current asset. Please include in your response your trade payment terms, credit policy, and support your disclosure stating that no allowance for collectibility is needed as of November 30, 2005.

Statements of Cash Flows, page 39
14. Please revise your statements to reflect the cash outflow of $57,400 in investing activities during the period from December
30,
2004 to May 31, 2005.

Notes to Financial Statements, page 41

4. Capitalized Production Costs, page 44
15. We reissue comment 14 in our letter dated January 12, 2006. Specifically, please tell us how you intend to use the previously recorded four Trader Show episodes containing Mr. Pulluccino. If you do not use the previous four episodes, it is inappropriate to capitalize these costs and they should be charged to income. See paragraph 32 of SOP 00-2. Please include in your consideration that you have stopped filming to rewrite the script and film 10 competing stock traders and not just Mr. Pulluccino. Also, please tell us the date when you and Mr. Pulluccino ended your working relationship. If you make any changes to this footnote please revise your discussions throughout the document to be consistent.

Part II - Information Not Required In Prospectus, page 48

Undertakings, page 53
16. We note your response to comment 19 in our letter dated
January
12, 2006; however, we reissue our comment because the disclosure does not appear to have been revised.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241
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Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
March 17, 2006
Page 1